UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 4951033 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 31, 2013, Teva Pharmaceutical Industries Ltd. appointed Kobi Altman to serve as Acting Chief Financial Officer, replacing Eyal Desheh, who was appointed Acting President and Chief Executive Officer.

Mr. Altman, 45, has served at Teva since 2006 in various capacities, including as Head of Global Accounting, Corporate Vice President Finance and, most recently, as Senior Vice President and CFO Americas and Head of Finance Operations. Mr. Altman received a B.A. in economics and accounting from Bar Ilan University in 1996 (completed with excellence) and an M.A. in economics from Bar Ilan University in 1998.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: November 6, 2013	By:	/S/ KOBI ALTMAN
	Name:	Kobi Altman
	Title:	Acting Chief Financial Officer